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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              February 7, 2008

SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
------------------ ------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on February 7, 2008 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following.

PROSPECTUS

1. PLEASE CONFIRM THAT THE UNDERLYING FUNDS DO NOT PAY A DISTRIBUTION FEE TO THE JNL/S&P 4 FUND AND ITS AFFILIATES.

     The underlying funds do not pay a distribution fee to the JNL/S&P 4 Fund or to any of the Fund's affiliates.


     PLEASE NOTE THAT WE WILL NOT BE MAKING ANY OF THE REVISIONS IN THE PREVIOUS CORRESPONDENCE FILING (ACCESSION NO. (0000933691-08-000010) MADE TODAY, FEBRUARY 7, 2008, AS THIS COMMENT WAS MISUNDERSTOOD BY REGISTRANT.


2. FOR THE SECTION ENTITLED "RETURNS FOR A MODEL PORTFOLIO USING JNL/S&P STRATEGIES," PLEASE EXPLAIN THE PRECEDENT FOR INCLUDING THE HYPOTHETICAL TABLES FOR THE JNL/S&P 4 FUND, JNL/S&P COMPETITIVE ADVANTAGE FUND, JNL/S&P DIVIDEND INCOME & GROWTH FUND, JNL/S&P INTRINSIC VALUE FUND, AND JNL/S&P TOTAL YIELD FUND.

     With respect to this comment, we are requesting that the Commission work with our counsel, Joan Boros of Jorden Burt.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE ADD DISCLOSURE TO THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO INFORMATION" SPECIFICALLY STATING THERE IS A DUTY NOT TO TRADE AS REQUIRED BY ITEM 11(F)(II) OF THE FORM N-1A:

     Item 11(f)(ii) states:

     (1) Describe the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities to any person, including:

     ..........

     (ii) Any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information;

     We have added the underscored  language to the section entitled "DISCLOSURE
     OF  PORTFOLIO   INFORMATION"  in  response  to  the  Commission's  comments regarding the duty not to trade.

     C. OTHER DISCLOSURES. The Funds periodically provide information concerning their portfolio holdings to the Adviser's consultants, service providers, custodian, pricing vendors, and the Funds' Board in connection with transactions/services provided to, or on behalf of, the Funds. In addition to the Adviser, these service providers may include any sub-adviser, distributor, auditor, and/or legal counsel to the funds, the trustees or the service providers. Any disclosure to service providers shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information for approved purposes. ALTHOUGH THE CONFIDENTIALITY AGREEMENT DOES NOT EXPLICITLY LIMIT OR RESTRICT PERSONAL SECURITIES TRANSACTIONS, JNAM AND THE FUNDS MAY, FROM TIME-TO-TIME, LIMIT OR RESTRICT PERSONAL SECURITIES TRANSACTIONS TO PREVENT VIOLATIONS OF THESE POLICIES AND PROCEDURES, THE CODE OF ETHICS, AND JNAM'S INSIDER TRADING
     POLICIES AND PROCEDURES. The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (agreements shall contain confidentiality provisions), and to use it only for purposes expressly authorized by the Fund. Furthermore, as authorized by the Funds' President, in writing, and upon his/her determination that such disclosure would be in the interests of the relevant Fund and its shareholders, a Fund may disclose portfolio holding information.


     PLEASE NOTE THAT WE WILL NOT BE MAKING ANY OF THE REVISIONS IN THE PREVIOUS CORRESPONDENCE FILING (ACCESSION NO. (0000933691-08-000010) MADE TODAY, FEBRUARY 7, 2008, AS THIS COMMENT WAS MISUNDERSTOOD BY REGISTRANT.


It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File


  1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 .
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                               SAI - COMMENT 1

     B. SERVICE PROVIDERS. The Funds may disclose their portfolio holdings to mutual fund databases and rating services (such as Lipper and Morningstar):

          (i) On a quarterly basis, however, such holdings information shall be released not sooner than thirty (30) days after the end of the relevant reporting period;

          (ii) At such time as those service providers may request; and/or

          (iii) As necessary for JNAM and the Funds to obtain materials and information from the service providers and/or rating services.

          The disclosure of portfolio holdings to service providers is generally made for the purpose of obtaining ratings for the Funds and enabling such service providers to provide such portfolio holding information to the public as they typically provide for other rated mutual funds. Any disclosure to mutual fund databases and rating services shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information to the approved purposes.


     C. OTHER DISCLOSURES. The Funds periodically provide information concerning their portfolio holdings to the Adviser's consultants, service providers, custodian, pricing vendors, and the Funds' Board in connection with transactions/services provided to, or on behalf of, the Funds. In addition to the Adviser, these service providers may include any sub-adviser, distributor, auditor, and/or legal counsel to the funds, the trustees or the service providers. Any disclosure to service providers shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information for approved purposes. Although the confidentiality agreement does not explicitly limit or restrict personal securities transactions, JNAM and the Funds may, from time-to-time, limit or restrict personal securities transactions to prevent violations of these policies and procedures, the Code of Ethics, and JNAM's Insider Trading Policies and procedures. The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (agreements shall contain confidentiality provisions), and to use it only for purposes expressly authorized by the Fund. Furthermore, as authorized by the Funds'
          President, in writing, and upon his/her determination that such disclosure would be in the interests of the relevant Fund and its shareholders, a Fund may disclose portfolio holding information.


     D. REGULATORY DISCLOSURES. The Funds may also disclose portfolio holdings information to any regulator in response to any regulatory requirement, or any regulatory inquiry or proceeding, and to any person, to the extent required by order or other judicial process.